UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OF SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-07850

SOUTHWEST GAS CORPORATION

(Exact name of registrant as specified in its charter)

5241 Spring Mountain Road

Post Office Box 98510

Las Vegas, Nevada 89193-8510

(702) 876-7237

(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

Common Stock, $1 par value

(Title of each class of securities covered by this Form)

3.80% Senior Notes due 2046

4.45% Senior Notes due 2020

3.875% Senior Notes due 2022

4.875% Senior Notes due 2043

8% Debentures due 2026

7.59% Medium-Term Notes, Series A due 2017

7.78% Medium-Term Notes, Series A due 2022

7.92% Medium-Term Notes, Series A due 2027

6.76% Medium-Term Notes, Series A due 2027

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

*	Southwest Gas Corporation (“Southwest Gas”) has completed a series of reorganization transactions (the “Reorganization”) pursuant to a Plan of Reorganization, dated as of December 28, 2016, by among Southwest Gas, Southwest Gas Holdings, Inc., a California Corporation (“SWG Holdings”), Southwest Reorganization Co., a California corporation (“Merger Sub”) and Southwest Gas Utility Group, Inc., a California corporation (“Utility Group”), which resulted in the shareholders of Southwest Gas as of January 1, 2017 becoming shareholders of SWG Holdings, and the Utility Group owning all of the outstanding capital stock of Southwest Gas as of January 3, 2017. The Reorganization constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Southwest Gas Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 13, 2017	By:	/s/ Gregory J. Peterson
	Name:	Gregory J. Peterson
	Title:	Vice President/Controller and Chief Accounting Officer